POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

February 16, 2016

H. Roger Schwall
Assistant Director
Official of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 8-K
Response Dated January 20, 2016
File No.: 001-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMBM”) we are responding to the comment raised by the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in your letter dated February 9, 2016.

We have incorporated the Staff’s comment into this letter in bold italics and the Company’s responses are set forth below.

Overview, page 5

1.
We note your response to our prior comment 1. In light of the fact that you only have a letter of intent in place with Lek Securities Corporation, please ensure that your revised disclosure in this section does not imply that FFINRU Investments Limited is currently engaging Lek Securities Corporation to execute orders in the U.S.  In this regard we note that you propose to state “FFINRU introduces these customers to Lek Securities Corporation . . . a licensed U.S. clearing broker-dealer and FINRA member that executes the customers’ orders and clears the transactions.”

As you note, FFIN Securities, Inc. (a Nevada corporation), referred to in the 8-K as “FFIN” has only a letter of intent with Lek Securities Corporation (“Lek”) to execute customer orders and clear transactions.  As we noted in a prior response, FFIN has not engaged Lek to execute orders in the U.S. and will not engage Lek to do so until it completes the necessary regulatory process to become a licensed broker-dealer in the United States.

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Mr. H. Roger Schwall
Securities and Exchange Commission
February 16, 2016

FFINRU Investment Limited, (a Cyprus limited company), referred to in our response to your prior comment 1 as “FFINRU,” however, does have an agreement in place with Lek Securities Corporation pursuant to which FFINRU introduces the customers of Investment Company Freedom Finance LLC (a Russian limited company), referred to in the 8-K as “Freedom RU” and Freedom Finance JSC (a Kazakhstan joint stock company), referred to in the 8-K as “Freedom KZ,” to Lek Securities Corporation for executing orders and clearing transactions of the Russian and Kazakh customers of Freedom RU and Freedom KZ.

Other than the fact that Timur Turlov is the majority shareholder of BMBM and the owner of FFINRU Investments Limited, there is no relationship between BMBM and FFINRU Investments Limited.  Likewise, there is no relationship between FFIN or FFINEU Investments Limited (a Cyprus limited company), referred to in the 8-K as “FFINEU”, and FFINRU.  None of BMBM, FFIN or FFINEU currently have plans or agreements to acquire FFINRU Investments Limited now or in the future.

As disclosed on page 10 of the 8-K, Freedom RU provides financial services in the Russian Federation in accordance with the Russian government’s open-ended licenses for brokerage dealer, and depository operations and for activities in securities management.  Freedom KZ has been a professional participant of the Kazakhstan Stock Exchange, which enables it to manage investment portfolios for clients.

As disclosed on page 5 of the 8-K, and our response to the first comment raised in your letter dated January 21, 2016, the Company believes Freedom RU and Freedom KZ serve an emerging capitalistic and investing segment of the economies of Russia and Kazakhstan that is interested in saving, investing, and diversifying risk through foreign investment.  Under the existing regulatory regimes in Russia and Kazakhstan, Freedom RU and Freedom KZ are limited in their ability to grant their customers access to the U.S. securities markets.  Currently, Freedom RU and Freedom KZ introduce their customers that wish to execute securities transactions in U.S. securities to an intermediary in Cyprus, FFINRU Investments Limited, (a Cyprus limited company.)  FFINRU Investments Limited introduces these customers to Lek Securities Corporation pursuant to a clearing agreement to execute securities transactions in U.S. securities on behalf of the Russian and Kazakh customers of Freedom RU and Freedom KZ.

In our prior response, we referred to FFINRU Investments Limited as “FFINRU.”  We believe the similarity between “FFIN”, “FFINEU” and “FFINRU” may be a potential source of confusion to those who read our 8-K.  Therefore, in the amendment to our 8-K incorporating the revisions we have previously proposed to the Commission, we propose to refer to FFINRU Investments Limited as “FIL” or some other abbreviation that does not include “FFIN.”  We believe this will lessen the chance of confusing readers.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 16, 2016

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours, POULTON & YORDAN /s/Richard T. Ludlow Richard T. Ludlow Attorney at Law